SECOND AMENDMENT TO RIGHTS AGREEMENT

This SECOND AMENDMENT (“Second Amendment”) is made and entered into as of the 18th day of November, 2005, by and between Scientific-Atlanta, Inc., a Georgia corporation (the “Company”), and The Bank of New York, a New York banking corporation, as rights agent (the “Rights Agent”).

W I T N E S S E T H

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement, dated as of February 23, 1997 (as amended, the “Rights Agreement”);

WHEREAS, it is proposed that the Company enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Cisco Systems, Inc., a California corporation (“Parent”), and Columbus Acquisition Corp., a Georgia corporation and wholly owned subsidiary of Parent (“Sub”), pursuant to which, among other things, Sub will merge with and into the Company (the “Merger”);

WHEREAS, the Board of Directors of the Company has approved and adopted the Merger Agreement;

WHEREAS, in connection with the Merger and the Merger Agreement, certain directors and officers (collectively, the “Shareholders”) contemplate entering into voting agreements (the “Voting Agreements”) with Parent pursuant to which, among other things, the Shareholders would agree to vote all shares of common stock, par value $0.50 per share, of the Company (the “Common Stock”) held by such Shareholders in favor of adoption of the Merger Agreement and to certain restrictions on the transfer of their shares of Common Stock;

WHEREAS, pursuant to Section 27 of the Rights Agreement, from time to time prior to the Distribution Date, the Company may, and the Rights Agent shall, if the Company so directs, supplement and amend the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock;

WHEREAS, no Distribution Date has yet occurred and there is not any Acquiring Person and, in accordance with Section 27 of the Rights Agreement, an officer of the Company has delivered a certificate as to the compliance of this Second Amendment with Section 27 of the Rights Agreement;

WHEREAS, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable in connection with the foregoing; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Rights Agreement.

NOW, THEREFORE, in consideration of the premises and agreements set forth herein and in the Rights Agreement, the parties hereto, intending to be legally bound, agree as follows:

Section 1. Defined Terms. Section 1 of the Rights Agreement is hereby amended to add thereto the following paragraphs (z), (aa), (bb), (cc) and (dd) which provide as follows:

“(z) “Merger” shall mean the merger of Sub with and into the Company pursuant to the terms of the Merger Agreement.

(aa) “Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of November 18, 2005, by and among the Company, Parent and Sub, as it may be amended from time to time.

(bb) “Parent” shall mean Cisco Systems, Inc., a California corporation.

(cc) “Sub” shall mean Columbus Acquisition Corp., a Georgia corporation.

(dd) “Voting Agreements” shall mean the “Voting Agreements” as defined in the Merger Agreement, as they may be amended from time to time.”

Section 2. Amendment to Definition of Acquiring Person. The definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement is hereby amended and supplemented by adding the following sentence to the end thereof:

“Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its existing or future Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of (i) the approval, execution or delivery of the Merger Agreement, (ii) the approval, execution or delivery of the Voting Agreements, (iii) the public or other announcement of the Merger Agreement, the Voting Agreements or the transactions contemplated thereby, (iv) the consummation of the Merger or (v) the consummation of any other transaction contemplated by the Merger Agreement or the Voting Agreements.”

Section 3. Amendment to Definition of Expiration Date. Section 7(a) of the Rights Agreement is amended by deleting the word “or” immediately preceding clause (iii) and by deleting the words “(the earliest of (i), (ii) and (iii) being herein referred to as the “Expiration Date”)” at the end of clause (iii) and adding the following at the end of clause (iii):

“or (iv) immediately prior to the Effective Time (as defined in the Merger Agreement) (the earliest of (i), (ii), (iii) and (iv) being herein referred to as the “Expiration Date”).”

Section 4. Termination of Merger Agreement. If for any reason the Merger Agreement is terminated, then this Second Amendment shall be of no further force and effect and the Rights Agreement shall remain exactly the same as it existed immediately prior to the effectiveness of this Second Amendment.

Section 5. Effectiveness. This Second Amendment shall be deemed effective as of, and immediately prior to, the execution and delivery of the Merger Agreement. Except as amended by this Second Amendment, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Second Amendment.

Section 6. Severability. If any provision of this Second Amendment, or the application of such provision to any person or circumstance, shall be held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the provisions of this Second Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 7. Counterparts. This Second Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed an original, but all such counterparts shall together constitute but one and the same instrument.

Section 8. Governing Law. This Second Amendment shall be deemed to be a contract made under the laws of the State of Georgia and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts made and to be performed entirely within such state.

Section 9. Waiver of Notice. The Company and the Rights Agent hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Second Amendment.

Section 10. Descriptive Headings. Descriptive headings of the several sections of this Second Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Second Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed as of the day and year first written above.

Attest:		SCIENTIFIC-ATLANTA, INC.

By:	/s/ Angie Woo	By:	/s/ James F. McDonald
Name:	Angie Woo	Name:	James F. McDonald
Title:	Assistant Secretary	Title:	President and Chief Executive Officer

Attest:		THE BANK OF NEW YORK, as Rights Agent

By:	/s/ Eon Canzius	By:	/s/ John I. Sivertsen
Name:	Eon Canzius	Name:	John I. Sivertsen
Title:	Vice President	Title:	Vice President

[Signature Page to Second Amendment to Rights Agreement]